               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                        ________________

                          SCHEDULE 13G
                        ________________

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO.  )*

                        Giant Group, Ltd.
                        (NAME OF ISSUER)

                  Common Stock, $.01 par value
                 (TITLE OF CLASS OF SECURITIES)

                           374503 10 0
                         (CUSIP NUMBER)


Check the following box if a fee is being paid with this
statement.                                                   [x]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).



__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       PAGE 1 OF 6 PAGES

                               13G
CUSIP No. 374503 10 0
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          John A. Levin & Co., Inc.
          13-3134273
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    326,200
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    326,200
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          326,200
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          6.3%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IA, BD
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        PAGE 2 OF 6 PAGES
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                               13G

CUSIP No. 374503 10 0
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          John A. Levin
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    326,200
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    326,200
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          326,200
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          6.3%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                        PAGE 3 OF 6 PAGES
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ITEM 1(a).  NAME OF ISSUER:
            Giant Group, Ltd. (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            Highway 453, P.O. Box 218,
            Harleyville, South Carolina  29448

ITEM 2(a).  NAME OF PERSON FILING:
            John A. Levin & Co., Inc. ("Levin")
            John A. Levin

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
            One Rockefeller Plaza, New York, New York  10020

ITEM 2(c).  CITIZENSHIP:
            Levin is a corporation organized under the laws of the State of Delaware.

            John A. Levin is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Common Stock, $.01 par value (the "Common Stock")

ITEM 2(e).  CUSIP NUMBER:
            374503 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d -2(b), CHECK WHETHER THE PERSON FILING IS A:

             (a) [ ] Broker or dealer registered under Section 15 of the Act

             (b) [ ]      Bank as defined in Section 3(a)(6) of the Act

             (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

             (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

             (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

             (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

             (g) [ ] Parent Holding Company, in accordance with Rule 13d -1(b)(ii)(G); see item 7

             (h) [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

                        PAGE 4 OF 6 PAGES
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ITEM 4.  OWNERSHIP.

             (a)  Amount beneficially owned:
                  326,200

             (b)  Percent of class:
                  6.3%

                  (based on the 5,180,000 shares of Common Stock reported outstanding as of November 15, 1993, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarter ended September 30, 1993).

             (c)  Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote
                       - 0 -

                  (ii)  shared power to vote or to direct the vote
                        326,200

                  (iii) sole power to dispose or to direct the disposition of
                        - 0 -

                  (iv)  shared power to dispose or to direct the disposition of
                        326,200

                        By virtue of John A. Levin's positions as President, Director and sole shareholder of Levin, Mr. Levin may be deemed the beneficial owner of the 326,200 shares owned by Levin's investment advisory clients, which represent 6.3% of the shares outstanding. By virtue of these positions, Mr. Levin may also be deemed to have the shared power to vote, or to direct the vote of 326,200 shares owned by Levin's investment advisory clients, and Mr. Levin may be deemed to have the shared power to dispose, or to direct the disposition of, the 326,200 shares owned by Levin's investment advisory clients.


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
             Not applicable





                        PAGE 5 OF 6 PAGES
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ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
             This schedule 13G is filed by John A. Levin and Levin, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the Common Stock purchased by Levin on behalf of Levin's investment advisory clients. Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account. No such client has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d). There is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.
             Not applicable.

ITEM 10.     CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

             By signing below, John A. Levin & Co., Inc. and John A. Levin certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          February 14, 1994

          JOHN A. LEVIN & CO., INC.

          /s/ John A. Levin
              John A. Levin
              President

          /s/ John A. Levin
              John A. Levin
                        PAGE 6 OF 6 PAGES